Exhibit 99.2

GLG LIFE TECH CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2011

(Unaudited)

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars
GLG LIFE TECH CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

		March 31, 2011	December 31, 2010
			(Adjusted note 3(a))
	Note
ASSETS
Current Assets
Cash and cash equivalents		$58,250,179	$23,817,215
Accounts receivable	5	21,417,322	31,562,296
Taxes recoverable	6	6,677,676	6,554,498
Inventory	7	64,795,750	63,306,902
Prepaid expenses	8	18,456,764	4,380,290
		169,597,691	129,621,201

Property, Plant, and Equipment	9	105,160,932	108,324,184
Goodwill		7,613,433	7,736,478
Deferred Long Term Assets		77,231	81,461
Intangible Assets	10	34,827,027	35,643,970
Deferred income tax asset	18	552,276	-
		$317,828,590	$281,407,294

LIABILITIES
Current Liabilities
Short term loans	11	$89,624,772	$100,131,084
Accounts payable and accruals	12	20,830,583	21,929,861
Interest payable		436,592	384,761
Advances from customers		41,877	76,959
Due to related parties	13	-	99,460
		110,933,824	122,622,125
Due to related parties	13	4,535,249	6,133,554
Deferred income tax liability	18	-	642,864
		115,469,073	129,398,543
EQUITY
Shareholders' Equity
Common Stock: no par value; unlimited shares authorized; issued and outstanding 32,611,246 (December 31, 2010 27,371,246 shares)	14	187,827,451	141,423,457
Additional paid in capital	14	22,678,572	16,389,310
Accumulated other comprehensive income		3,238,216	5,676,312
Deficit		(17,236,534)	(11,484,715)
		196,507,705	152,004,364
Non controlling interests		5,851,812	4,387
		202,359,517	152,008,751
		$317,828,590	$281,407,294

Nature of Operations and Liquidity Risk (Note 1)
Commitments (Note 19)
Contingent liabilities (Note 20)

APPROVED ON BEHALF OF THE BOARD:

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Operations and Comprehensive Loss
For the three months ended March 31
(Expressed in Canadian Dollars)

	2011	2010
		(Adjusted note 3(a))
REVENUE	$7,413,637	$8,209,114

COST OF SALES	6,190,288	5,011,623

GROSS PROFIT	1,223,349	3,197,491

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	5,710,934	2,921,912

(LOSS) PROFIT BEFORE THE UNDERNOTED	(4,487,585)	275,579

OTHER INCOME (EXPENSES)
Interest expense	(1,542,082)	(1,051,150)
Interest income	47,744	21,498
Foreign exchange loss	(200,090)	(252,430)
	(1,694,428)	(1,282,082)

LOSS BEFORE INCOME TAXES	(6,182,013)	(1,006,503)

INCOME TAXES (EXPENSE) RECOVERY	180,890	(400,910)

NET LOSS	(6,001,123)	(1,407,413)

Net loss attributable to non controlling interest	(249,304)	(11,074)

NET LOSS ATTRIBUTABLE TO THE COMPANY	(5,751,819)	(1,396,339)

NET LOSS PER SHARE
Basic & Diluted	$(0.20)	(0.05)

NET LOSS	(5,751,819)	(1,396,339)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign Currency Translation Adjustment	(2,438,096)	(2,886,994)

COMPREHENSIVE LOSS	(8,189,915)	(4,283,333)

Weighted Average Number of Shares Outstanding
Basic	29,487,246	25,417,723
Diluted	29,487,246	25,417,723

See Accompanying Notes to the Consolidated Financial Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Equity
(Expressed in Canadian Dollars) (Adjusted Note 3(a))

				Accumulated			Non
			Additional	Other		Total Equity	Controlling
	Common Shares		Paid in	Comprehensive		Attributable to	interest
	Shares	Amount	Capital	Income ("AOCI")	Deficit	the Company	(deficit)	Total Equity
Balance, December 31, 2009	25,417,723	$134,869,181	$16,339,037	$6,386,688	$(8,353,983)	$149,240,923	23,243	$149,264,166

Common shares issued:
Intangible Assets (Note 10)	250,000	1,977,500		-	-	1,977,500	-	1,977,500
Exercise of stock option	1,099,167	1,319,000	(439,666)	-	-	879,334	-	879,334
Restricted shares	604,356	377,964		-	-	377,964	-	377,964
Stock based compensation	-	2,879,812	489,939	-	-	3,369,751	-	3,369,751
Change in foreign currency translation	-	-	-	(710,376)	-	(710,376)	-	(710,376)
Net loss	-	-	-		(3,130,732)	(3,130,732)	(18,856)	(3,149,588)
Balance, December 31, 2010	27,371,246	$141,423,457	$16,389,310	$5,676,312	$(11,484,715) $	152,004,364	$4,387	$152,008,751

Common shares issued
Equity offering, net	5,290,000	44,693,954	9,519,988	-	-	54,213,942	-	54,213,942
Deferred income tax recovery (Note 18)		1,011,907	-	-	-	1,011,907	-	1,011,907
Stock based compensation	-	698,133	144,962			843,095	-	843,095
Change in foreign currency translation	-	-	-	(2,438,096)	-	(2,438,096)	-	(2,438,096)
Non controlling interest	-	-	(3,375,688)	-	-	(3,375,688)	6,096,729	2,721,041
Net loss	-	-	-	-	(5,751,819)	(5,751,819)	(249,304)	(6,001,123)
Balance, March 31, 2011	32,661,246	$187,827,451	22,678,572	$3,238,216 $	$(17,236,534)	$196,507,705	$5,851,812	202,359,517

See Accompanying  Notes to the Consolidated  Financial  Statements

GLG LIFE TECH CORPORATION
Unaudited Interim Consolidated Statements of Cash Flows
For the three months ended March 31
(Expressed in Canadian Dollars)

		2011	2010
			(Adjusted note 3(a))
	Note
Cash provided by (used in)
Operating activities
Net loss		$(6,001,123)	$ (1,407,413)
Items not affecting cash:
Stock based compensation		843,095	716,751
Amortization of property, plant and equipment and intangible assets		2,090,076	2,503,635
Provisions on loans and receivables			9,000
Unrealized foreign exchange loss		295,545	235,024
Deferred income tax recovery (expense)		(190,913)	294,518
Changes in non cash working capital items	15	(7,027,888)	(8,113,111)
Cash flow used by operating activities		(9,991,208)	(5,761,596)
Investing activities
Purchase of property, plant and equipment		(815,722)	(5,905,431)
Cash flow used by investing activities		(815,722)	(5,905,431)
Financing activities
Issuance of short term loans			9,138,000
Repayment of short term loans		(8,988,000)
Issuance of common shares, net of share issuance costs		54,213,942
Equity contribution by non controlling interests		2,721,041
Advance/(repayment of advance) from a customer		(34,150)	94,955
Repayment of loans to related parties		(1,590,130)	(305,640)
Cash flow from financing activities		46,322,703	8,927,315
Effect of foreign exchange rate changes on cash and cash equivalents		(1,082,809)	(471,821)

CHANGE IN CASH AND CASH EQUIVALENTS		34,432,964	(3,211,533)

CASH AND CASH EQUIVALENTS, beginning of period		23,817,215	16,018,203

CASH AND CASH EQUIVALENTS, end of period		$58,250,179	$12,806,670

See Accompanying Notes to the Consolidated Financial Statements
Supplemental Cash Flow Information (Note 16)

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

1.

NATURE OF OPERATIONS AND LIQUIDITY RISK

The Company was incorporated under the Companies Act (British Columbia) on June 5, 1998. On March 14, 2007, the Company changed its name to GLG Life Tech Corporation (“GLG” or the “Company”). The Company is a vertically integrated producer of high grade stevia extract. The operations include stevia seed breeding, propagation, growth and harvest, extraction, refining and formulation. The Company also has an 80% interest in Dr.Zhang’s All Natural and Zero Calorie Beverage and Foods Company (“AN0C”) formed in 2010. AN0C is focused on the sales and distribution of consumer food and beverage products in China. These consumer products are sweetened with the Company’s stevia products and have low or zero calories. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “GLG” and on the NASDAQ Global Market under the symbol "GLGL".

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company has a history of renewing and obtaining short term loans and credit facilities and is dependent on obtaining regular financing in order to continue its expansion programs and repay amounts due under current short term loans. During the current fiscal quarter the Company was successful in raising equity financing of $54,698,600 net of financing costs. In the previous fiscal year the Company obtained and renewed bank loans totaling $99,594,000 of which $89,100,000 is outstanding at March 31, 2011 and is due within twelve months. The Company plans to continue to renew those loans as they come due, however, if the Company is unable to refinance its short term loan and credit facilities as they become due, the Company will require alternative forms of financing. There can be no assurance the Company will be successful in obtaining such financing on terms acceptable to the Company.

2 .

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S.
GAAP) and are presented in Canadian dollars. GLG Life Tech Corporation issued its audited annual consolidated financial statements for the year ended December 31, 2010 in accordance with Canadian generally accepted accounting principles (Canadian GAAP) with a reconciliation to U.S. GAAP. The change in generally accepted accounting principles is described in note 3 below. These policies are consistent with Canadian GAAP in all material respects for the Company, except as described in note 3 below. These unaudited interim consolidated financial statements do not include all the note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2010, including note 26 “Differences between United States and Canadian Generally Accepted Accounting Principles” filed with the appropriate securities commissions. The results of operations for the three month periods ended March 31, 2011 and 2010 are not necessarily indicative of the results for the full year.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

These financial statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for a fair presentation of results for interim periods.

These note disclosures necessary to fairly present the results of the interim periods are included.

3.	CHANGES AFFECTING FISCAL 2011 CONSOLIDATED FINANCIAL STATEMENTS

a.

Change in generally accepted accounting policies

Effective January 1, 2011, the Company adopted U.S. GAAP as the reporting standard for its consolidated financial statements. These consolidated interim financial statements, including related notes, have therefore been prepared in accordance with U.S. GAAP. All comparative financial information contained herein has been recast to reflect the Company’s results as if the Company had historically reported in U.S. GAAP. These adjustments resulted in a decrease in deficit of $2,738,562, an increase in common share capital of $57,067, an increase in additional paid in capital of $1,429,330, and an increase in PP&E of $4,224,959 as at December 31, 2010. These differences are outlined in note 26 of our annual audited consolidated financial statements for the year ended December 31, 2010.

b.

Change in operating segments

The Company has historically operated as one reportable segment with manufacturing and sales operations in Canada, China, and USA. In fiscal 2011, the Company began operating in a second reportable segment with sales of consumer products in China. The Company has disclosed the segmented information in note 17.

4.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS There are no recently issued accounting pronouncements that are expected to have a significant impact on the Company’s accounting policies.

5.	ACCOUNTS RECEIVABLE

	March 31, 2011	December 31, 2010
Accounts Receivable	$21,417,322	$31,595,621
less allowance for doubtful accounts	-	(33,325)
	$21,417,322	$31,562,296

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

6.

TAXES RECOVERABLE

The taxes are value added taxes paid on purchases in China and HST/GST paid in Canada. These taxes are recoverable from the respective authorities upon filing of the prescribed returns

7.	INVENTORY There was no write down of inventories during the periods ending March 31, 2011 and December 31, 2010.

	March 31, 2011	December 31, 2010
Raw material	$21,982,070	$27,987,562
Work in process	34,964,443	28,675,875
Finished goods	7,849,237	6,643,465
	$64,795,750	$63,306,902

8.	PREPAID EXPENSES

	March 31, 2011	December 31, 2010
Prepayment for raw material	$854,057	$602,445
Prepayment for construction and equipment	654,488	732,521
Insurance	79,252	39,060
Rent and deposits	2,405,721	2,245,709
Prepayment for AN0C production costs	13,514,745
Others	948,501	760,555
	$18,456,764	$4,380,290

9.	PROPERTY, PLANT AND EQUIPMENT

		March 31, 2011			December 31, 2010
					(Adjusted
					note 3(a)
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Ion exchange resin equipment	$14,668,697	$2,694,336	$11,974,361	$14,853,702	$2,514,610	$12,339,092
Manufacturing equipment and Biological assets	46,215,791	8,188,848	38,026,943	46,863,830	7,261,957	39,601,873
Buildings	52,153,864	4,567,846	47,586,018	52,906,353	4,015,700	48,890,653
Leasehold land use rights	2,855,245		2,855,245	2,770,330	-	2,770,330
Construction in progress	3,654,537	-	3,654,537	3,616,743	-	3,616,743
Computer equipment and software	513,035	133,646	379,389	473,993	113,013	360,980
Motor vehicles and Furniture and fixture	981,400	296,961	684,439	998,700	254,187	744,513
	$121,042,569	$15,881,637	$105,160,932	$122,483,651	$14,159,467	$108,324,184

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

9.

PROPERTY, PLANT AND EQUIPMENT, Continued

The leasehold represents land use rights for a term of 50 years. Under the People’s Republic of China (“PRC”) law, land use rights can be revoked and the tenants can be forced to vacate at any time when re development of the land is in the public interest.

Interest capitalized to property, plant and equipment during the period ended March 31, 2011 was $62,362 (December 31, 2010 $163,457).

Property, plant and equipment have been pledged as general collateral for the line of credit facilities available to the Chinese subsidiaries (Note 11).

10.	INTANGIBLE ASSETS

		March 31, 2011			December 31, 2010
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Customer relationship	$15,416,254	$3,676,888	$11,739,366	$15,416,254	$3,291,481	$12,124,773
Patents and acquired technologies	26,533,750	3,446,089	23,087,661	26,533,750	3,014,553	23,519,197
	$41,950,004	$7,122,977	$34,827,027	$41,950,004	$6,306,034	$35,643,970

11.

SHORT TERM LOANS

As at March 31, 2011, the Company’s short term loans consisted of borrowings from a private lender and  from four banks in China as follows:

Short term borrowing from a private lender as at March 31, 2011

Loan amount in C$	Loan amount in USD	Maturity Date	Interest rate	Lender
			per annum
$524,772	540,000	October 9, 2011	8.00%	Private lender
$524,772	540,000

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

11.	SHORT TERM LOANS, Continued

Short term borrowing from a private lender as at December 31, 2010

Loan amount in C$	Loan amount	Maturity Date	Interest rate per	Lender
	in USD		annum
$537,084	540,000	October 9, 2011	8.00%	Private lender
$537,084	540,000

Short term bank loans as at March 31, 2011

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate	Lender
			per annum
$2,970,000	20,000,000	May 24, 2011	6.06%	Agricultural Bank of China
8,910,000	60,000,000	June 17, 2011	6.06%	Agricultural Bank of China
4,455,000	30,000,000	June 22, 2011	5.40%	Construction Bank of China
4,455,000	30,000,000	June 28, 2011	6.67%	CITIC Bank
2,970,000	20,000,000	June 29, 2011	6.06%	Agricultural Bank of China
8,910,000	60,000,000	July 2, 2011	5.85%	Agricultural Bank of China
14,850,000	100,000,000	July 27, 2011	5.59%	Bank of Communication
2,524,500	17,000,000	July 29, 2011	6.06%	Agricultural Bank of China
2,970,000	20,000,000	August 5, 2011	6.02%	CITIC Bank
14,850,000	100,000,000	August 25, 2011	5.63%	Bank of Communication
2,970,000	20,000,000	August 30, 2011	6.06%	Agricultural Bank of China
2,970,000	20,000,000	September 14, 2011	6.67%	CITIC Bank
1,485,000	10,000,000	September 28, 2011	6.06%	Agricultural Bank of China
1,485,000	10,000,000	October 18, 2011	6.06%	Agricultural Bank of China
445,500	3,000,000	October 28, 2011	6.18%	Agricultural Bank of China
4,455,000	30,000,000	October 28, 2011	6.18%	Agricultural Bank of China
2,970,000	20,000,000	December 17, 2011	5.31%	Construction Bank of China
4,455,000	30,000,000	December 23, 2011	6.06%	Construction Bank of China
$89,100,000	600,000,000

During the period ended March 31, 2011 the Company repaid a loan totaling $8,988,000 CAD (60,000,000 RMB). The loan was held by the Bank of Construction in China at an interest rate of 5.31% per annum. The short term loan and bank loans do not have any attached covenants.

The assets of the Company’s subsidiaries have been pledged as collateral for the short term bank loans. Land of two subsidiaries has also been used as collateral for the above facilities.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

11.	SHORT TERM LOANS, Continued

Short term bank loans as at December 31, 2010

Loan amount in C$	Loan amount in	Maturity Date	Interest rate	Lender
	RMB		per annum
$3,018,000	20,000,000	May 24, 2011	5.56%	Agricultural Bank of China
9,054,000	60,000,000	June 17, 2011	5.56%	Agricultural Bank of China
4,527,000	30,000,000	June 22, 2011	5.40%	Construction Bank of China
9,054,000	60,000,000	January 11, 2011	5.31%	Construction Bank of China
3,018,000	20,000,000	June 29, 2011	5.56%	Agricultural Bank of China
3,018,000	20,000,000	September 14, 2011	6.12%	CITIC Bank
15,090,000	100,000,000	July 27, 2011	5.59%	Bank of Communication
2,565,300	17,000,000	July 29, 2011	5.56%	Agricultural Bank of China
3,018,000	20,000,000	August 5, 2011	6.02%	CITIC Bank
15,090,000	100,000,000	August 25, 2011	5.63%	Bank of Communication
3,018,000	20,000,000	August 30, 2011	5.56%	Agricultural Bank of China
4,527,000	30,000,000	June 28, 2011	6.12%	CITIC Bank
1,509,000	10,000,000	September 28, 2011	5.56%	Agricultural Bank of China
1,509,000	10,000,000	October 18, 2011	5.56%	Agricultural Bank of China
452,700	3,000,000	October 28, 2011	5.56%	Agricultural Bank of China
4,527,000	30,000,000	October 28, 2011	5.56%	Agricultural Bank of China
3,018,000	20,000,000	March 18, 2011	5.31%	Construction Bank of China
4,527,000	30,000,000	March 23, 2011	5.31%	Construction Bank of China
$99,594,000	660,000,000

12.	ACCOUNTS PAYABLE AND ACCRUALS

	March 31, 2011	December 31, 2010
Raw material	$2,616,753	$1,112,843
Construction and equipment	9,340,149	10,424,222
Trade payable	8,873,681	10,392,796
	$20,830,583	$21,929,861

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

13.	RELATED PARTIES TRANSACTIONS AND BALANCES

In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Company has agreements with Grand Leaf Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for executive and management consulting services. These Companies are related as they are owned by senior officials and directors of the Company.

The amount of these transactions and outstanding balances as at March 31, 2011 are as follows:

a)
During the three months ended March 31, 2011, the Company paid or accrued consulting fees totaling $157,712 (March 31, 2010 - $76,185) for the services provided by Grand Leaf. As at March 31, 2011, there was nil (December 31, 2010 - $367,148) payable to Grand Leaf.

b)
During the three months ended March 31, 2011 the Company paid or accrued consulting fees of nil (March 31, 2010 $41,902) and $14,786 (March 31, 2010 - $15,578)) to PALCO and AAFAB respectively. As at March 31, 2011, there was nil (December 31, 2010 - nil) payable to PALCO and nil (December 31, 2010 nil) payable to AAFAB.

c)
During the three months ended March 31, 2011, the Company paid or accrued consulting fees totaling $13,554 (March 31, 2010 - $16,902) to BISM. As at March 31, 2011, there was nil (December 31, 2010 - nil) payable to BISM.

d)
During the three months ended March 31, 2011, the Company paid or accrued management fees totaling $100,000 (March 31, 2010 - $100,000) to GLG International. As at March 31, 2011 there was $100,000 (December 31, 2010 - $400,000) payable to GLG International.

During the year ended December 31, 2009, the Company obtained loans totaling US $6,892,000 from the Company’s Chairman and Chief Executive Officer (Lender). The loans bear interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum. The Company used the loan proceeds for corporate working capital purposes and to fund the required initial investment in the Runhao subsidiary in China.

During the year ended December 31, 2010, the Lender, agreed to consolidate all outstanding loans and accrued interest with a new 2 year term loan with effect from June 1, 2010. The Company also obtained two new loans from the Lender in the amounts of US $1,500,000 and $700,000 respectively. The loans bear interest at the US dollar prime rate posted by the Bank of Canada plus 4% per annum and have maturity dates of December 1, 2012 and December 23, 2012. In the three months ended March 31, 2011 the loan in the amount of US $1,5000,000 was repaid.

The Company obtained a loan of US $100,000 from a company controlled by a director of the Company. The loan bears interest at the US dollar prime rate posted by the Bank of Canada plus 3% per annum and matures June 9, 2011. This loan was repaid with interest in the three months ended March 31, 2011. The outstanding loan balance as at March 31, 2011, is as follows:

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

13.	RELATED PARTIES TRANSACTIONS AND BALANCES, Continued

Loan amount in C$	Loan amount in US$	Maturity Date	Interest rate per annum	Related Party
$3,854,989	$3,966,855	June 1, 2012	Bank Canada US Dollar prime rate + 3%	A director and officer
680,260	700,000	December 23, 2012	Bank Canada US Dollar prime rate + 4%	A director and officer
$4,535,249	$4,666,855

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	SHARE CAPITAL

(a)	Capital stock

	Number of
	Shares	Amount
Balance at December 31, 2009 (adjusted)	25,417,723	$134,869,181
Stock-based compensation on previously issued restricted shares	-	2,440,145
Issuance of restricted shares (Note 14 (b)(ii))	604,356	377,964
Shares issued for Intangible Asset (Note 10)	250,000	1,977,500
Stock-options exercised (Note 14 (b)(i))	1,099,167	1,319,000
Stock-based compensation previously recognized on options exercised	-	439,667
Balance at December 31, 2010 (adjusted)	27,371,246	$141,423,457
Stock-based compensation on previously issued restricted shares	-	698,133
Shares issued on equity offering , net	5,290,000	44,693,954
Income tax recovery related to share issuance costs	-	1,011,907
Balance at March 31, 2011	32,661,246	$187,827,451

Common shares

The holders of common shares are entitled to one vote per share.

On February 23, 2011, the Company issued 5,290,000 units at $11.00 per unit. The Company recorded net proceeds of $54,213,942 after agent commissions and share issuance costs. Each unit consisted of one common share and one half common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of the Company at the exercise price of $15.00 per common share for a period of 36 months following the offering closing date.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

14.	SHARE CAPITAL, Continued

(a)	Capital stock, continued

The Black Scholes model was used to value the warrants with the following assumptions:

Risk-free interest rate	1.97%
Dividend yield	nil
Volatility	78%
Expected Life	3 years
Exercise price	$ 15.00

The relative fair value method was used to allocate the proceeds between common shares and share purchase warrants.  Net proceeds totaling $54,213,942 were  allocated $44,693,954 to common shares and $9,519,988 allocated to additional paid in capital.

b)	Stock options and restricted shares

The Company is subject to the policies of the TSX, under which it is authorized to grant options to officers, directors, employees and consultants enabling them to purchase common stock of the Company. The Company has one stock option and restricted share units plan (“Plan”) which was amended effective May 16, 2008. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan.

(i)	Stock options

Under the Plan, options granted are non-assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares of the Company inclusive of any restricted share units granted under the Plan. The maximum term of an option is 5 years after the date of grant. The exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

14.	SHARE CAPITAL, Continued

b)	Stock options and restricted shares, continued

(i)	Stock options, continued

The following summarizes information about the stock options outstanding and exercisable at March 31, 2011:

				Weighted
		Weighted average	Number	average
	Number outstanding	remaining contractual	exercisable at	exercise
Exercise price	at March 31, 2011	life (years)	March 31, 2011	price
$16.00	44,716	2.13	31,917	$16.00
$8.60	91,150	3.25	34,345	$8.60
$8.26	6,250	3.68	1,875	$8.26
$7.79	99,924	4.19	-	$7.79
$8.11	6,000	4.62	-	$8.11
	248,040	3.47	68,137	$9.59

Summary of option transactions

		Weighted average
		exercise price per
	Number of options	option
Balance at December 31, 2009	1,253,783	$2.37
Options granted	119,424	7.81
Options forfeited	(18,000)	8.12
Options exercised	(1,099,167)	1.20
Balance at December 31, 2010	256,040	$9.53
Options forfeited	(8,000)	7.79
Balance at March 31, 2011	248,040	$9.59

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

14.	SHARE CAPITAL, Continued

b)	Stock options and restricted shares, continued

(i)	Stock options, continued

As at March 31, 2011, the total remaining unrecognized compensation costs associated with stock options totaled $392,292 (March 31, 2010   $232,060) which will be amortized over the weighted average remaining life of 3.47 years.

As at March 31, 2011 the aggregate intrinsic value of vested and exercisable stock options was $55,982 (March 31, 2010   $7,474,334).

The  Company  recorded  stock-based  compensation  in  additional  paid  in  capital  in  the amount of $144,961 (March 31, 2010   $113,904)

(ii)	Restricted share units

Under the Plan, restricted share units granted are non-assignable and the number of common shares available for issue is a maximum of 10% of the issued and outstanding common shares in the Company inclusive of any stock options granted under the Plan. Holders of restricted share units are entitled to voting rights and dividends. The maximum vesting period for restricted share units are 5 years from the date of grant unless otherwise approved by the Board of Directors. Restricted share units are issued to certain employees and have performance criteria, that are based on production and financial targets.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

14.	SHARE CAPITAL, Continued

b)	Stock options and restricted shares, continued

(ii)	Restricted share units, continued

The vesting periods for restricted shares as at March 31, 2011 are as follows:

Number of restricted share units	Vesting period Performance
at March 31, 2011	(years)	based

7,854		No
6,000	0.62	No
25,359		No
30,000		No
281,295	0.13	Yes
3,196	0.19	No
44,850	0.25	No
9,614	1.19	No
225,000	1.25	Yes
38,843	4.19	No
538,849	9.19	Yes

1,210,860	4.51

During the three months ended March 31, 2011 nil restricted shares were issued (March 31, 2010 - nil). The Company recorded stock-based compensation expense in the amount of $698,133 related to restricted shares (Mach 31, 2010 - $602,847).

As of March 31, 2011 there was $4,538,272 (March 31, 2010 - $2,896,374) of total unrecognized compensation cost related to non-vested restricted shares. That cost is expected to be recognized over the weighted average remaining life of 4.51 years.

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

15.	CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Three Months Ended March 31
	2011	2010

Accounts receivable	$9,553,083	$895,003
Taxes recoverable	(229,933)	(1,291,975)
Inventory	(758,955)	(4,052,739)
Prepaid expenses	(14,459,389)	(5,484,588)
Deferred long term assets	2,959	3,008
Accounts payable and accruals	(1,194,955)	1,356,073
Interest payable	59,302	462,107
	$(7,027,888)	$(8,113,111)

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31
	2011	2010

(Decrease) Increase in accounts payable and accruals related to property, plant and equipment	(1,084,072)	4,515,913

17.	SEGMENTED INFORMATION

The Company operates in two reportable operating segments (1) the manufacturing and sales of a refined form of stevia which has operations in Canada, China and USA; and (2) sales of consumer products with operations within China.

(a)	Geographical Information

March 31, 2011	Canada	China	Total

Property, Plant and Equipment	$36,052	$105,124,880	$105,160,932
Revenue	5,756,798	1,656,839	7,413,637

December 31, 2010	Canada	China	Total

Property, Plant and Equipment	$40,054	$108,284,130	$108,324,184
Revenue	35,582,408	23,344,721	58,927,129

17.	SEGMENTED INFORMATION, continued

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

(b)	Operating segments

March 31, 2011	Stevia Products	Consumer Products	Total

Property, Plant and Equipment	$105,155,388	$5,544	$105,160,932
Revenue	5,861,984 [1]	1,551,653	7,413,637
Operating loss	3,303,814	1,183,771	4,487,585

1Stevia sales are stated net of inter-segment stevia sales of $642,558 for the three months ended March 31, 2011 (March 31, 2010 - nil).

At March 31, 2010 all revenues, operating earnings/loss, and property, plant, and equipment were associated with the stevia products operating segment.

18.	INCOME TAXES

For the three months ended March 31, 2011 the Company recorded an income tax recovery of $0.2 million, compared to income tax expense of $0.4 million for three months ended March 31, 2010. During the three months ended March 31, 2011 the Company recognized additional deferred income tax asset relating to tax benefits associated with share issuance costs. The effective tax rate for the period differs from the statutory Canadian tax rate of 26.5% and is primarily due to valuation allowances on net operating losses and permanent differences not subject to tax.

The amount of liability for uncertain tax positions as of March 31, 2011 is nil (December 31, 2010-nil).

19.	COMMITMENTS

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

(a)
The Company has two 5-year operating leases with respect to land and production equipment at the Qingdao factory in China. The leases expire in 2011, and the annual minimum lease payments are approximately $148,500 (RMB1,000,000).

(b)
The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation. Rent of $117,315 (RMB790,000) is paid every 10 years.

(c)
The Company entered into a 5-year agreement for office premises beginning June 1, 2011. The annual minimum lease payments are approximately $142,000. The Company has 2 months remaining on a short term lease for office premises. The total lease payments for office premises in 2011 are expected to be $72,385.

(d)
The Company entered into a 2-year agreement for office premises beginning April 2011, located in the Anhui Province of China. The annual minimum lease payments are approximately $173,000 ($1,163,216 RMB) per year. The total lease payments in 2011 are expected to be $129,553 ($874,412 RMB).

The minimum operating lease cash payments related to the above are summarized as follows:

2011	$350,438
2012	314,426
2013	186,799
2014	146,917
2015	148,293
Thereafter	234,631
Total	$1,381,504

(e)
In April 2008, the Company signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China, which gave the Company exclusive rights to build and operate a stevia processing factory as well as the exclusive right to purchase high quality stevia leaf grown in that region. The agreement requires the Company to make a total investment in the Juancheng region of $58,308,000 (US$60,000,000) over the course of the 20-year agreement to retain its exclusive rights. As of March 31, 2011, the Company has not made any investment in the region.

20.	CONTINGENT LIABILITIES

On May 27, 2008, Northern Securities (“Northern”) filed a claim with the B.C. Supreme Court over additional consideration claimed to be owed by the Company with respect to the Sponsorship Agreement dated January 24, 2007. The Company has filed its defense and counter claim against Northern. The maximum amount the Company would be required to pay is $38,664 in cash and to issue 62,500 shares to Northern.

21.	SEASONALITY

GLG LIFE TECH CORPORATION
Notes to the Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2011 and 2010

GLG’s stevia business is affected by seasonality. The harvest of the stevia leaves typically start at the end of July and continue through to the fall of each year. GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks. GLG’s production year runs from October to September whereby raw materials are converted into WIP and finished goods.